

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, CA 94065

      Re: Nexxen International Ltd.
           Schedule TO-I/A Filed May 13, 2025
           File No. 005-92626

Dear Amy Rothstein:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

Schedule TO-I/A Filed May 13, 2025

Purpose of the Offer, page 14

1.   We reissue in part prior comment 3 in our letter dated May 8, 2025. The revised disclosure in this section regarding the Company's plans, proposals or negotiations is qualified by any of the Company's filings with the SEC and any other public disclosure. Please revise to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.

Extension of Offer; Termination; Amendment, page 24

2.   We reissue prior comment 6 in our letter dated May 8, 2025. We note that your response indicates that the disclosure on page 24 has been revised to refer to Section 7 of the Offering Memorandum; however, the third paragraph of this section, at the bottom of page 24 of the amended Offering Memorandum, continues to reference the "conditions specified in Section 6." Please revise.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions